Exhibit 1

PERION REPORTS Q2 2016 GAAP REVENUES OF $78.0 MILLION, FOURTH CONSECUTIVE
SEQUENTIAL QUARTER OF GROWTH
Non-GAAP Revenue and Adjusted EBITDA exceed Guidance

Tel Aviv & New York – August 3, 2016 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the second quarter and six months ended June 30, 2016.

Second Quarter 2016 Financial Highlights*
(In thousands, except per share data)

	Three months ended
	June 30,
	2015	2016
GAAP Revenues	$48,569	$78,003
Non-GAAP Revenues	$48,569	$75,649
GAAP Net Income	$8,215	$585
Non-GAAP Net Income	$10,173	$6,832
Adjusted EBITDA	$13,755	$10,758
GAAP diluted Earnings Per Share from continuing operation	$0.13	$0.02
Non-GAAP diluted Earnings Per Share	$0.14	$0.08

* Reconciliation of GAAP to Non-GAAP measures follows.

Josef Mandelbaum, Perion’s CEO commented, “The second quarter further solidifies the successful transformation of Perion over the past two years. We now have two solid and complementary revenue streams that are driving strong EBITDA, which grew sequentially for the first time in six quarters. In addition, this past quarter we expanded our partnership with Facebook to include high-impact ads, signed a global deal with one of the six major agency holding companies to use our social platform and more than doubled our programmatic revenue. We expect these achievements to support the positive business trends in the second half of 2016 and beyond.”

“Additionally, since the end of the quarter we paid $22 million and eliminated $36 million of future acquisition obligations,” concluded Mr. Mandelbaum. “Today, our business is more diversified, generates strong cash flow and has a differentiated offering based on high-impact advertising solutions for brands and publishers. While our stock price does not yet reflect this transformation, I am confident it will.”

Financial Comparison for the Second Quarter of 2016:

Revenues: In accordance with recent regulatory requirements, Perion will highlight GAAP results over non-GAAP results. As such, and being that the difference between GAAP and Non-GAAP revenues is small and they trend in a similar fashion, we will only analyze GAAP revenues, from this quarter onward. The 61% year over year increase in revenues is primarily due to the addition of the Undertone business since Q4 2015.  Search-generated revenues have been stable for six consecutive quarters.

Customer Acquisition and Media Buy Costs (“CAC”): CAC in the second quarter of 2016 were $34.8 million, or 44% of revenues, as compared to $19.4 million, or 40% of revenues in the second quarter of 2015. The increase in these costs as a percentage of revenues was primarily due to the current search rev-share model, replacing the search revenues that were without expense in 2015 and have substantially churned out since then. The nominal increase was also due to the media costs associated with the Undertone revenues included this past quarter.

Net Income: On a GAAP basis net Income in the second quarter of 2016, was $0.6 million, as compared to $8.2 million in the second quarter of 2015.  This decrease, as well as the substantial difference between Adjusted EBITDA and Net Income, was primarily due to the $4.1 million increase in depreciation and amortization expenses, and a $2.0 million increase in finance expenses.

Non-GAAP Net Income: In the second quarter of 2016, Non-GAAP net Income was $6.8 million, or 9% of revenues, compared to $10.2 million, or 21% of revenues, in the second quarter of 2015.

Adjusted EBITDA: In the second quarter of 2016, adjusted EBITDA was $10.8 million, or 14% of revenues, compared to $13.8 million, or 28% of revenues, in the second quarter of 2015. Last year’s EBITDA, and consequently Net Income benefitted from the high level of expense-free remnant search revenues.

Cash and Cash Flow from Operations: As of June 30, 2016, cash, cash equivalents and short-term deposits, were $44.0 million. Cash provided by continuing operations in the second quarter of 2016 was $5.8 million.

Perion currently satisfies all of the financial covenants associated with its debt.

Financial Outlook for the Third Quarter of 2016:

Management today announced its financial outlook for the third quarter of 2016 as follows:

•	GAAP Revenue is expected to be in the range of $78 - $81 million.
•	Adjusted EBITDA is expected to be in the range of $12 - $13 million.
•	Adjusted EBITDA as a percentage of revenues for the year is now expected to be 14%.

Conference Call:

Perion will host a conference call to discuss the results today, August 3, 2016, at 10 a.m. ET. Details are as follows:

•	Conference ID: 4675013
•	Dial-in number from within the United States: 1-888-572-7033
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2215
•	Playback available until August 10, 2016 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 4675013 for the replay.
•	Link to the live webcast accessible at http://www.perion.com/ir-events

About Perion Network Ltd.

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers.  Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinue operations, accretion of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Following the acquisition of Undertone, non-GAAP revenues were adjusted to reflect how management analyzes revenues from the sale of standard ad formats, net of associated media buy costs. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars, when the bond was issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.  Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition-related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 24, 2016. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Neta Fishman
+972 (73) 398-1000
investors@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016

Revenues:
Search	$40,803	$41,693	$83,712	$82,193
Advertising and other	7,766	36,310	16,994	71,599
Total Revenues	48,569	78,003	100,706	153,792

Costs and Expenses:
Cost of revenues	1,404	4,141	2,921	8,191
Customer acquisition and media buy costs	19,422	34,784	35,091	69,075
Research and development	5,242	7,184	10,610	14,503
Selling and marketing	4,905	14,639	9,252	29,744
General and administrative	5,746	8,526	10,704	16,796
Depreciation and amortization	2,206	6,308	4,432	13,647
Impairment, net of change in fair value of contingent consideration	(2,397)	-	(2,397)	-
Restructuring costs	-	-	-	728
Total Costs and Expenses	36,528	75,582	70,613	152,684

Income from Operations	12,041	2,421	30,093	1,108
Financial expense, net	344	2,318	1,058	5,456

Income (Loss) before Taxes on Income	11,697	103	29,035	(4,348)
Taxes on income	2,703	(1,565)	6,522	(3,993)

Net Income (Loss) from Continuing Operations	8,994	1,668	22,513	(355)
Net loss from discontinued operations	(779)	(1,083)	(3,559)	(4,668)

Net Income (Loss)	$8,215	$585	$18,954	$(5,023)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.13	$0.02	$0.32	$-
Discontinued operations	$(0.01)	$(0.01)	$(0.05)	$(0.06)

Net Earnings (Loss) per Share - Diluted:
Continuing operations	$0.13	$0.02	$0.32	$-
Discontinued operations	$(0.01)	$(0.01)	$(0.05)	$(0.06)

Weighted average number of shares continuing and discontinued
Basic	70,959,868	76,324,076	70,623,006	76,247,269
Diluted	71,119,694	80,605,055	70,764,019	76,271,789

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED

In thousands

	December 31,	June 30,
	2015	2016
ASSETS

Current Assets:
Cash and cash equivalents	$17,519	$31,665
Short-term bank deposit	42,442	12,375
Accounts receivable, net	66,662	54,868
Prepaid expenses and other current assets	17,396	28,556
Total Current Assets	144,019	127,464

Property and equipment, net	12,714	13,659
Goodwill and intangible assets, net	269,765	256,548
Deferred taxes	12,344	4,425
Other assets	3,456	2,041

Total Assets	$442,298	$404,137

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$40,388	$39,492
Accrued expenses and other liabilities	22,857	18,462
Short-term loans and current maturities of long-term and convertible debt	23,756	20,740
Deferred revenues	7,731	6,146
Payment obligation related to acquisitions	11,893	20,170
Total Current Liabilities	106,625	105,010
Long-Term Liabilities:
Long-term debt, net of current maturities	46,920	43,724
Convertible debt, net of current maturities	28,371	21,703
Payment obligation related to acquisition	37,231	22,365
Deferred taxes	19,456	6,591
Other long-term liabilities	3,858	4,652
Total Liabilities	242,461	204,045

Shareholders' equity:
Ordinary shares	206	207
Additional paid-in capital	227,258	231,654
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	(794)	87
Accumulated deficit	(25,831)	(30,854)
Total Shareholders' Equity	199,837	200,092

Total Liabilities and Shareholders' Equity	$442,298	$404,137

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED

In thousands

	Six months ended June 30,
	2015	2016
Operating activities:
Net income (loss)	$18,954	$(5,023)
Loss from discontinued operations, net	(3,559)	(4,668)
Net income (loss) from continuing operations	22,513	(355)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,599	13,647
Stock based compensation expense	3,033	3,528
Issuance of ordinary shares related to employees' retention	63	-
Foreign currency translation	-	926
Accrued interest, net	(71)	137
Deferred taxes, net	941	(4,972)
Change in payment obligation related to acquisition	(5,577)	1,207
Fair value revaluation - convertible debt	1,780	1,120
Net changes in operating assets and liabilities	(8,183)	(3,149)
Net cash provided by continuing operating activities	23,098	12,089
Net cash used in discontinued activities	(3,134)	(4,232)
Net cash provided by operating activities	$19,964	$7,857

Investing activities:
Purchases of property and equipment	$(1,387)	$(904)
Capitalization of development costs	(1,228)	(2,596)
Change in restricted cash, net	50	-
Investments in short-term deposits, net	(40,656)	30,067
Cash paid for acquisition, net of cash acquired	(4,533)	-
Net cash provided by (used in) investing activities	$(47,754)	$26,567

Financing activities:
Exercise of stock options and restricted share units	14	1
Payment made in connection with acquisition	-	(6,125)
Proceeds from short-term loans	-	10,000
Repayment of convertible debt	-	(7,620)
Repayment of short-term loans	-	(13,000)
Repayment of long-term loans	(1,150)	(3,565)
Net cash used in financing activities	$(1,136)	$(20,309)
Effect of exchange rate changes on cash and cash equivalents	(15)	31
Net increase (decrease) in cash and cash equivalents	(25,807)	18,378
Net cash used in discontinued activities	(3,134)	(4,232)
Cash and cash equivalents at beginning of period	101,183	17,519
Cash and cash equivalents at end of period	$72,242	$31,665

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016

GAAP revenues	$48,569	$78,003	$100,706	$153,792
Media buy costs offset from revenues	-	(2,713)	-	(5,430)
Valuation adjustment on acquired deferred revenues	-	359	-	359
Non-GAAP revenues	$48,569	75,649	$100,706	$148,721

GAAP net income (loss) from continuing operations	$8,994	$1,668	$22,513	$(355)
Acquisition related expenses	146	-	702	179
Valuation adjustment on acquired deferred revenues	-	359	-	359
Share based compensation	1,759	1,670	3,033	3,528
Amortization of acquired intangible assets	1,577	5,178	3,126	11,623
Restructuring costs	-	-	-	728
Impairment of acquired intangible assets	4,167		4,167
Change in fair value of contingent consideration related to acquisition	(6,564)		(6,564)
Fair value revaluation of convertible debt and related derivative	214	(283)	108	556
Accretion of payment obligation related to acquisition	-	640	357	1,207
Taxes related to amortization of acquired intangible assets	(120)	(2,400)	(268)	(4,320)
Non-GAAP net income from continuing operations	$10,173	$6,832	$27,174	$13,505

Non-GAAP net income from continuing operations	$10,173	$6,832	$27,174	$13,505
Taxes on income	2,823	835	6,790	327
Financial expense, net	130	1,961	593	3,693
Depreciation	629	1,130	1,306	2,024
Adjusted EBITDA	$13,755	$10,758	$35,863	$19,549

Non-GAAP diluted earnings per share	$0.14	$0.08	$0.34	$0.17

Shares used in computing non-GAAP diluted earnings per share	71,119,694	80,605,055	70,764,019	80,541,571